Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

flowh

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

THE COMPANY

1. Name of issuer: **Flowh, Inc.**

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS / OFFICERS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: **Eric Darst**   Date of Board Service: **2/9/2011**

Principal Occupation: **Engineer, executive**
Employer: **Flowh**
Dates of Service: **2/9/11 - present**

Positions and offices currently held with the issuer:
- Position: **CEO / Cofounder**
- Dates of Service: **2/9/11 - present**
- Responsibilities: **Operations, content, corporate development, product direction**

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

- **COO**   **2/9/2011 – 8/16/2019**
- **CEO**   **8/16/2019 - Present**

Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

flowh

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

Other business experience in the past three years: **None**

Name: **Aaron Hendrick**   Date of Board Service: **2/9/2011**

Principal Occupation: **Senior software engineer, Project Manager**
Employer: **OnPoint**
Dates of Service: **4/19/2011 - present**

Positions and offices currently held with the issuer:
- Position: **Chairman of the Board**
- Dates of Service: **2/9/2011 - present**
- Responsibilities: **Design and implementation, corporate vision**

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

- **CEO   2/9/2011 – 8/16/2019**

Other business experience in the past three years:

- Employer: **Tillster**
- Employer's Principle Business: **Restaurant technology, data science, marketing**
- Title: **Engineering Manager, 3/2014 - 12/2017**
- Responsibilities: **Senior software engineer, Project Manager**

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

- Name: **Eric Darst**
- Title: **CEO   8/16/2019 - Present**
- Responsibilities: **Growth, vision, fundraising**

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

- Position: **COO   2/9/2011 - 8/16/2019**
- Responsibilities: **Operations, content, corporate development, product direction**

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.



Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Eric Darst	**4,405,263 Class A Common Stock**	**47.80%**
Aaron Hendrick	**4,405,263 Class A Common Stock**	**47.80%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

FLOWH (Flō) // OVERVIEW

Challenge

There are a great number of events of every type taking place around all of us all of the time. Live music, performing arts, movies, advocacy, health and nutrition, family, festivals, crafts, visual arts, museums, popup sales, performance collectives, entrepreneurial, and on and on.

But trying to stay informed and up to date with events that may interest us is difficult and time consuming. Where do I look? How often do I check? Relying on social media, enews, and word-of-mouth is a partial solution at best.

Solution

Flowh is a calendar based platform that matches individuals to any upcoming events based on their own personal interests. No more searching, no more missing out, always discovering, always free.

For example, we know you have an interest in musicals, A Capella, and live in Parker Colorado so we recommend you attend the Beverly Belles at the Parker Art Center.

Additionally, we bundle deals with events from nearby commerce like restaurants and breweries to expand the event into an experience.

Method

There are three core elements to our "**Flowh Recommends**" feature:

1. We harvest and maintain all the events on public online calendars in a market and add them to our library including relevant subjects that these events are associated with.
2. We collect interest information about our personal users based on their Flowh behavior and external sources such as social media.
3. We use sophisticated machine learning techniques to match events to personal interests.

Difference

In addition to our all encompassing matching feature Flowh is very unique in three ways:

1. We are social media for calendars where calendars can follow each other and events shared
2. We include <u>all</u> calendars and are not limited to niche markets and subjects
3. We have at least eight additional very powerful features not available with other platforms

Oct. 1, 2019
FP:

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852



OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000	$8,100
Maximum Amount	800,000	$240,000	$217,400

Market

There are over 5 billion live events attended each year in the U.S. alone served by well over 2.5 million venues in addition to 5 to 10 million nearby commerce. Our economy is evolving from a "having" to a "doing" preference and 90% of our survey respondents would embrace a single tool to keep them informed about upcoming events.

Value

Flowh can deliver double the ROI over current solutions because of our high precision target interest marketing. Additionally, because we include all public calendars, we support very small venues who typically cannot afford the costs of current solutions.

Revenue

Flowh's revenue model is very similar to other successful social media platforms and includes multiple paths. Plus we also draw revenue from bundled nearby commerce. Because events are always renewing our revenue streams are perpetual.

Proforma ($1,000)

Year	1	2	3	4	5
# of Markets	12	16	41	77	125
Revenue	$578	$2,673	$6,686	$16,606	$32,570
Expenses	$1,057	$2,487	$6,368	$15,721	$30,367
EBITDA	($512)	$53	($17)	$54	$575
Rev's / Market	$4/month	$14	$14	$18	$22

Growth is driven by the **number of markets entered** and **market penetration**.

Experience

We have been in the Colorado market for 4 years and have a strong foothold with performing and visual arts, small business, live music, sustainability, and entrepreneurial. We currently have over 5,000 calendars, both personal users and venue owners, and have over 150,000 events entered in our library. Current market examples:

- www.flowh.com/ColoradoEntrepreneur - Standalone aggregated calendar
- www.innosphere.org/events - Embedded Flowh calendar on client site

Team

Flowh's team is made up of seasoned business owners and entrepreneurs including international ecommerce, advanced social media marketing, high value branding, technology leaders, and startup operations. Our combined experience represents decades of business growth.

Oct. 1, 2019
FP: truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852



OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

Impact

> Flowh is in the unique position to have high impact in three major areas:

1. Social - Countering social isolation and polarization
2. Culture - Exposure to diversity and discovery
3. Commerce - Foot traffic, not finger traffic

**They are not just events, they are doors to the world,
they are a sharing of humanity, they are a connection
to ourselves.**

And one must simply Be There • Do That

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

General Risks

Uncertain Risk

> An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their investment. Each investor in the Company should consider all of the information provided to such potential investor. The following risk factors are not intended to be a complete description of the commercial and other risks inherent in the investment.

Our business projections are only projections

> There can be no assurance that we will meet our projections. Any projections or forward looking statements regarding our anticipated financial or operational performance are based on management's best estimate of the probable results of our operations.

Any valuation at this stage is difficult to assess

Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

flowh
OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

The valuation for the offering was established by us using industry standard models. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. There are exceptions to this rule and we recommend that you review those exceptions on the SEC website.

Your investment may not have liquidity for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. There is no established market for these securities and there may never be one.

Funds Risks

If the Company cannot raise sufficient funds it may not succeed

We are offering shares in the amount of up to $200,000 in this offering, and may close on any investments that are made. We are likely to raise additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason we may not survive. If we manage to raise only the minimum amount of funds sought, we may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

- We may not have enough capital as needed and may be required to raise more capital.
  - Issuing more equity may require bringing on additional investors. Securing these additional investors could dilute your investment value.
- Terms of subsequent financings may adversely impact your investment
  - We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital.
- Management Discretion as to Use of Proceeds
  - Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Security Rights Risks

Minority Holder; Securities with No Voting Rights

The share that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

Our new phase could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that our new phase will be able to gain traction in the marketplace at a faster rate than we currently have. It is possible that our new phase may fail to gain market acceptance for any number of reasons and this could materially and adversely impact the value of your investment.

Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

We are an early stage company and have not yet generated any profits

Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. We have incurred a minor net loss and have had limited revenues generated since inception.

We are an early stage company and have limited revenue

The Company has a few early adopter customers and little revenue. If you are investing in this company, it's because you think that our new phase is a good idea, that the team will be able to successfully market, and sell the service, that we can price them right and sell them to enough clients for us to succeed.

Trademarks and Patents Risks

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism.

Miscellaneous Risks

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors, clients, and users which could harm our reputation and materially negatively impact our financial condition and business.

THE OFFERING

9. What is the purpose of this offering?
- Complete and roll out of our **Flowh Recommends** feature to two geographic markets
- Prepare to scale to the remaining 210 national geographic markets
- Demonstrate market viability and risk reduction in preparation of a future funding round

10. How does the issuer intend to use the proceeds of this offering?

There are four major components to **Flowh Recommends**:
1. Extract and maintain public calendar information using existing sophisticated harvesting tools
2. Guerrilla marketing to grow personal user accounts
3. Machine learning to build personal interest profiles
4. Build and fine tune real time AI recommender algorithms for event matching

To that end we will be utilizing our proceeds:
- 2/3 Sales / Marketing / Operations

Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

- 1/3 Software Development*

    * We will be adding on to our existing very robust platform so software development is already substantially complete.

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds have been reached, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders. The Intermediary will direct the Escrow Agent to release the money (less funding portal and escrow fees) to the Company. The offering will continue until the maximum of $240,000 is reached or the company chooses to close the offering. The company may conduct additional closings prior to reaching the maximum. The company will engage a Stock Transfer Agent to transfer the Securities to the remaining newly acquired security holders. The Intermediary will direct the Escrow Agent to release the final money (less funding portal and escrow fees) to the Company.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered: **Class B non-voting common shares.**

The following terms summarizes the principal terms of the proposed Class B Common Stock financing of Flowh, Inc., a Colorado corporation (the "***Company***") by certain Purchasers (as that term is defined below). This term sheet is intended to be used for planning and discussion purposes only, and the parties hereto expressly agree that this term sheet is not binding on any of the parties identified herein, including both Company and/or any Purchaser, nor are Company or any Purchaser obligated to consummate the financing described herein.



OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000	$8,100
Maximum Amount	800,000	$240,000	$217,400

Unless indicated otherwise, all reference to money amounts in this term sheet are in United States dollars. This term sheet is not a commitment to invest, and is conditioned on the completion of documentation that is satisfactory to the parties.

Offering Terms

Securities to be Issued:	Shares of Class B Common Stock of the Company (the "***Class B Common Stock***").
Aggregate Proceeds:	Two Hundred Forty Thousand Dollars ($240,000) in aggregate; provided that, the Company may increase or decrease this amount in its sole discretion.
Purchasers:	"Accredited Investors" (as defined in Rule 501(a) of Regulation D of the Securities Act) and certain "Non-Accredited Investors" approved by the Company (the "***Purchasers***"); provided that, such Non-Accredited Investors meet accreditation standards subject to Regulation Crowdfunding under the Securities Act.
Price Per Share:	$0.30 per share (based on the capitalization of the Company) (the "***Original Purchase Price***").
Pre-Money Valuation:	Based on the Original Purchase Price, the pre-money valuation of the Company is $2,400,000.
Capitalization:	The Company's post investment capital structure is shown in Exhibit A attached hereto. Subsequent financings are not shown.
Escrow:	Amounts received from Purchasers will be held by the registered intermediary and shall be released upon the Company receiving a minimum of Ten Thousand Dollars ($10,000).
Dividends:	Dividends will be paid on the Class B Common Stock when, as and if paid on the Company's Common Stock as determined by the Company's Board of Directors ("***Board***"). The Company has not paid dividends in the past and does not currently contemplate that it will pay dividends in the future.
Transferability of Units:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Transfer of the Class B Common Stock are subject to additional restrictions based on (a) a right of first refusal in favor of the Company and/or the other shareholders and (c) the other terms and conditions of the definitive agreements.

Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000	$8,100
Maximum Amount	800,000	$240,000	$217,400

Liquidation Preference:	In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be distributed pro rata to the holders of Class A Common Stock and Class B Common Stock, subject to preferential rights of any outstanding Preferred Stock.
Voting Rights:	The Class B Stock shall be non-voting.
Documentation:	Counsel to the Company will draft the definitive documents and the Class B Common Stock purchase agreement will contain standard representations and warranties by the Company.
Board Composition:	As of the closing, the Board shall be comprised of not less than two (2) members. Any vacancies to be billed by the Board at such time as the Board determines.
Closings:	One or more closing as the Company accepts subscriptions.
Redemption Rights:	The Class B Common Stock shall not be redeemable.
Use of Proceeds:	For general corporate and working capital purposes; proceeds will be immediately available to the Company.
Confidentiality:	Neither the Company nor the Purchasers will disclose the terms of this term sheet to any person other than officers, members of the Board and the Company's accountants and attorneys.
Legal Fees and Expenses:	The Company and the Purchasers shall bear their own respective fees and expenses incurred with respect to the transactions contemplated by this term sheet.

EXHIBIT A
Post Financing Capitalization

Shareholder	Class A Common Shares	Class B Common Shares	Options	Preferred Shares	Fully Diluted Shares	Fully Diluted Ownership %
Current Shareholders	9,216,000	0	511,934	-	9,727,934	88.56%
Common Investors	0	800,000	-	-	800,000	7.99%
Preferred Investors			-	0	0	0%
Option pool			488,066	-	488,066	4.44%
Total Holdings					10,985,231	100%

Closing and Termination of Offering

Until the minimum offering amount of Shares have been sold, all proceeds from the sale of Shares will beheld by the escrow agent. After the minimum offering amount of Shares are sold and we determine, in our sole

Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000	$8,100
Maximum Amount	800,000	$240,000	$217,400

discretion, to conduct an initial closing of the Offering, we will provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment), after which time all amounts held by the escrow agent will be delivered to Flowh, Inc. Thereafter, we may conduct additional closings until the final offering deadline up to the maximum offering amount. In the event we do not sell the minimum offering amount of Shares by the Offering Deadline, no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned.

The Shares will be offered and closed only when a properly completed and signed Stock Purchase Agreement is submitted by each Investor or his/her representative and is received and accepted by us. The Stock Purchase Agreement as submitted by each Investor or his/her representative shall be binding once Flowh Inc. countersigns the Stock Purchase Agreement. The Shares will be maintained in book entry form, and notice of issuance of the Shares will be delivered to accepted Investors shortly after the applicable closing.

Investors may cancel an investment commitment until 48 hours prior to the offering deadline. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for their investment.

14. Do the securities offered have voting rights? **No**

15. Are there any limitations on any voting or other rights identified above? **No**

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

    (1) to the issuer;
    (2) to an accredited investor;
    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser,to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

flowh

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock		3,000,000	Yes	No
Class A Common Stock	9,216,000	1,984,000	Yes	No
Class B Common Stock		800,000	No	No
Convertible Debt	$8,000		No	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Class B Common Stock $0.30 / share	800,000

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? **No**

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

flowh

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000	$8,100
Maximum Amount	800,000	$240,000	$217,400

Minority Ownership

As a minority holder of shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to:

1. the quality, size and experience of the management team;
2. the market of reference and business model;
3. the product/service and customers' feedback;
4. the presence of strategic partnerships as well as external investors;
5. the presence of relevant IP and/or legal risks;
6. the current financial performance of the company;
7. the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software (www.equidam.com), to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

The valuation calculated at prior to this capital raise: **$2,400,000**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited.
A majority owner, if he is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to himself or his relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company.
The majority owner may make a decision that the investor thinks is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out.
You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited. While the investor would be entitled to a share of

Oct. 1, 2019
FP:

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions?

Additional issuances of securities

Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities

The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer: **None**

25. What other exempt offerings has the issuer conducted within the past three years? **None**

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000	$8,100
Maximum Amount	800,000	$240,000	$217,400

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

None to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? **Yes**

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Flowh has been bootstrapped since its launch except for a small Friends & Family convertible debt. We generate a small amount of revenue from our first 2 product phases and we have no other debt. Technology costs for cloud services and other elements have been born by the founders.

Our next **Flowh Recommends** phase will be funded by this crowdfunding raise and will be the catalyst for anticipated significant revenue growth starting five months out from the close of this round.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Aggregate Offering Amount	Financial Information Required	Financial Statement Requirements
More than $107,000, but not more than $535,000	Financial statements of the issuer and its predecessors if any	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

Oct. 1, 2019
FP:

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

Flowh, Inc.
Years Ended December 31, 2018 and 2017
With Independent Accountant's Review Report

Flowh, Inc.
Financial Statements

Years Ended December 31, 2018 and 2017

Contents

Oct. 1, 2019
FP: truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852



OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Flowh, Inc.

I have reviewed the accompanying financial statements of Flowh, Inc., which comprises of the balance sheets as of December 31, 2018 and 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona A Hamza

Plano, Texas
September 9, 2019

Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000	$8,100
Maximum Amount	800,000	$240,000	$217,400

Flowh, Inc.

Balance Sheets

	December 31, 2018	December 31, 2017
Assets		
Current assets:		
Cash and cash equivalents	$ 1	$ 189
Total current assets	1	189
Deferred tax asset *(note 2)*	-	-
Total assets	$ 1	$ 189
Liabilities and Stockholders' Equity		
Current liabilities:		
Interest payable	2,691	2,260
Total current liabilities	2,691	2,260
Long-term obligations *(see note 3)*	8,000	5,000
Total liabilities	10,691	7,260
Stockholders' equity (deficit):		
Class A Common Stock, no par value *(note 4)*		
Authorized shares, 11,200,000		
Issued and outstanding shares, 9,216,000	2,613	1,344
Class B Common Stock, no par value *(note 4)*		
Authorized shares, 800,000	-	-
Preferred Stock, no par value *(note 5)*	-	-
Retained deficit	(13,303)	(8,415)
Total stockholders' deficit	(10,690)	(7,071)
Total liabilities and stockholders' deficit	$ 1	$ 189

See Independent Accountant's Review Report.

Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000	$8,100
Maximum Amount	800,000	$240,000	$217,400

Flowh, Inc.

Statements of Operations

	December 31, 2018		December 31, 2017	
Revenue				
Revenue-subscription	$	635	$	705
Net revenues		635		705
Expenses:				
Bank charges		120		37
Computer expenses		-		348
License and permit fees		100		-
Office expense		480		25
Tech services		1,292		1,163
Travel and Meals		3,100		287
Total operating expenses		5,092		1,860
Operating loss		(4,457)		(1,155)
Other expense				
Interest expense		431		400
Net loss	$	(4,888)	$	(1,555)

See Independent Accountant's Review Report.

Oct. 1, 2019
FP:

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

Flowh, Inc.

Statements of Changes in Stockholders' Deficit

	Common Stock Class A	Class B	Preferred Stock	Retained Deficit	Total
Balance at December 31, 2016	$ -	$ -	$	$ (6,860)	$ (6,860)
Net Loss	-	-	-	(1,555)	(1,555)
Common stock issued	1,344	-	-	-	1,344
Balance at December 31, 2017	$ 1,344	$ -	$ -	$ (8,415)	$ (7,071)
Net Loss	-	-	-	(4,888)	(4,888)
Common stock issued	1,269	-	-	-	1,269
Balance at December 31, 2018	$ 2,613	$ -	$ -	$ (13,303)	$ (10,690)

See Independent Accountant's Review Report.

Oct. 1, 2019
FP:

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000	$8,100
Maximum Amount	800,000	$240,000	$217,400

Flowh, Inc.

Statements of Cash Flows

	December 31,	
	2018	**2017**
Operating activities		
Net loss	$ (4,888)	$ (1,555)
Increase in interest payables	431	400
Net cash used by operating activities	(4,457)	(1,155)
Investing activities		
Software development	-	-
Net cash used in investing activities	-	-
Financing activities		
Convertible debt	3,000	-
Proceeds from capital contribution	1,269	1,324
Net cash provided by financing activities	4,269	1,324
Net (decrease) increase in cash and cash equivalents	(188)	169
Cash and cash equivalents at beginning of year	189	20
Cash and cash equivalents at end of year	$ 1	$ 189

See Independent Accountant's Review Report.

Oct. 1, 2019
FP:
Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

Flowh, Inc.

Notes to Financial Statements
December 31, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Flowh, Inc. (the Company), is a development stage, a Colorado corporation. The Company offers a calendar-based platform to keep up with great number of events of every type taking place around all of us all of the time. Live music, performing arts, movies, advocacy, health and nutrition, family, festivals, crafts, visual arts, museums, popup sales, performance collectives, entrepreneurial, and on and on. But trying to stay informed and up to date with events that may interest us is difficult and time consuming. Where do I look? How often do I check? Relying on social media, e-news, and word-of-mouth is a partial solution at best. With Flowh, no more searching, no more missing out, and always free.

Flowh matches individuals to any upcoming events based on their own personal interests, including Flowh behavior and external sources such as social media. Not only, this platform, includes all calendars that goes beyond niche markets and subjects, it also bundles deals from nearby commerce like restaurants and breweries to expand the event into an experience. This platform has at least eight additional very powerful features not available with other platforms.

The Revenue model is very similar to other successful social media platforms and includes multiple paths. Plus, they draw revenue from bundled nearby commerce. Because events are always renewing revenue streams are perpetual.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years. Software is amortized over 3 years.
Any assets less than thousand dollars are expensed.

See Independent Accountant's Review Report.

Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

flowh

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000	$8,100
Maximum Amount	800,000	$240,000	$217,400

Flowh, Inc.

Notes to Financial Statements (continued)
December 31, 2018

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

2. Deferred Tax Asset

The Company files income tax returns in the U.S federal jurisdiction and Colorado state. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date. Following is the detail of tax asset:

Tax Year	Tax benefit-Federal	Tax benefit - State	Tax Year benefit expires
2018	$ 978	$ 226	2038
2017	311	72	2037
Deferred Tax Asset	1,289	298	
Less Valuation allowance	(1,289)	(298)	
Net Deferred tax asset	$ -	$ -	

3. Convertible Notes

David and Marcia Trot, bearing interest rate of 8%, due upon demand	$ 5,000
Robert Mayerchak, bearing interest rate of 4%, maturing September 30, 2023	$ 3,000
	$ 8,000

See Independent Accountant's Review Report.

Oct. 1, 2019
FP: truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

flowh

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

Flowh, Inc.

Notes to Financial Statements (continued)
December 31, 2018

Convertible notes details are as follow:

Mandatory Conversion.   Upon the closing of the first capital raising transaction in which Maker receives gross proceeds of at least Two Million Five Hundred Dollars ($2,500,000.00) from the sale of its equity securities (not including the conversion of any convertible notes issued by Maker), provided such closing occurs prior to the Due Date ("Qualified Financing"), the principal amount outstanding under this Note shall automatically convert into fully paid and non-assessable shares of the same equity securities sold and issued in the Qualified Financing. The number of shares of equity securities that will be issuable upon conversion this Note shall be determined by multiplying the sale price per share of the Qualified Financing equity securities (the "Purchase Price") by 75%, representing a 25% discount to the share price of the equity securities (the "Discounted Purchase Price"). Each dollar of principal amount then outstanding under this Note shall constitute a dollar of Discounted Purchase Price for the Qualified Financing equity securities. At the time of conversion, Maker shall have the option of converting all accrued and unpaid interest on the same terms as the conversion of principal herein, alternatively the Maker may pay accrued and unpaid interest in cash at the time of conversion.   The Maker will provide the Holder of this Note at least ten (10) days prior notice of any Qualified Financing, which notice will include all material terms and draft agreements relating to the financing.

Conversion Upon Acquisition. In the event of an "Acquisition Event" (as defined below) which occurs prior to the conversion or repayment of this Note, the Holder or its assigns may, but shall not be required to, convert this Note into shares of the Company's Common Stock immediately prior to the closing of such Acquisition Event by dividing the then outstanding principal balance of this Note, plus accrued interest, by the "Acquisition Conversion Price" (as defined below).

For purposes of this Note, an "Acquisition Event" means any acquisition or merger of the Company where the shareholders of the Company prior to such transaction hold 50% or less of the voting power of the surviving corporation or any sale of substantially all of the assets of the Company. The "Acquisition Conversion Price" shall be equal to (i) $10,000,000, divided by (ii) the number of shares of fully-diluted capital stock of the Company immediately outstanding prior to the issuance of this Note, assuming for such purpose the exercise or conversion of all warrants, options or other securities, whether vested or unvested (other than this Note and any other Notes issued to other Holders in conjunction with this Note) exercisable for or convertible into shares of capital stock. The Company will notify the Holder at least ten (10) days prior to the closing of an Acquisition Event, which notice will include a description of all material terms of the transaction.

See Independent Accountant's Review Report.

Oct. 1, 2019
FP:

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

Flowh, Inc.

Notes to Financial Statements (continued)

December 31, 2018

4. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote, and Class B Common Stock has no voting rights.

The founder of the corporation, CEO and COO, hold 95.60% of class A stock.

In addition, options for 455,934 at a strike price of 0.10 cents per share are issued as of December 31, 2018, details are as follow:

Date Issued	# of shares	Exercise price	Termination Period
11/1/2012	80,000	8,000	10/31/2017
11/1/2012	175,000	17,500	10/31/2017
11/1/2013	8,834	883	10/31/2018
5/1/2015	36,000	3,600	4/30/2020
1/1/2018	36,000	3,600	12/31/2022
1/1/2018	36,000	3,600	12/31/2022
1/1/2018	5,000	500	12/31/2022
1/1/2018	20,000	2,000	12/31/2022
1/1/2018	1,500	150	12/31/2022
1/1/2018	1,500	150	12/31/2022
3/1/2018	100	10	2/28/2023
6/1/2018	36,000	3,600	5/31/2023
11/1/2018	20,000	2,000	10/31/2023
	455,934	**45,593**	

See Independent Accountant's Review Report.

Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

flowh
OFFERING STATEMENT
33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

Flowh, Inc.

Notes to Financial Statements (continued)

December 31, 2018

The Options shall be exercisable for three (3) months after Optionee ceases to be a Service Provider, unless such termination is due to Optionee's death or Disability, this Option may be exercised for one (1) year after Optionee ceases to be a Service Provider. Notwithstanding the foregoing sentence, in no event may Optionee exercise this Option after the Term/Expiration Date as provided above and may be subject to earlier termination as provided in Section 15(c) of the Plan.

5. Preferred Stock

As of the date of financials, there are no outstanding preferred shares. Preferred shares are no par and no rights or powers are designated as of the issuance of the financials, September 9, 2019.

6. Commitments and Contingencies

As of the date of issuance of financials September 9, 2019, the company has no commitments or contingencies.

7. Subsequent Events

Management has evaluated subsequent events through September 9, 2019, the date on which the financial statements were available to be issued.

As of September 9, 2019, additional options for 56,000 shares were issued as follow:

Date Issued	# of shares	Exercise price	Termination Period
1/1/2019	36,000	3,600	12/31/2023
4/1/2019	20,000	2,000	3/31/2024
Total	**56,000**	5,600	

See Independent Accountant's Review Report.

Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? **No**
    (ii) involving the making of any false filing with the Commission? **No**
    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? **No**

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? **No**
    (ii) involving the making of any false filing with the Commission? **No**
    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? **No**

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:
        (A) association with an entity regulated by such commission, authority, agency or officer? **No**
        (B) engaging in the business of securities, insurance or banking? **No**
        (C) engaging in savings association or credit union activities? **No**
    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? **No**

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? **No**

Oct. 1, 2019
FP:

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	33,334	$10,000	$8,100
Maximum Amount	800,000	$240,000	$217,400

(ii)   places limitations on the activities, functions or operations of such person? **No**

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? **No**

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? **No**

(ii)   Section 5 of the Securities Act? **No**

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? **No**

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? **No**

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? **No**

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

Oct. 1, 2019
FP:  truCrowd

Flowh, Inc.
19814 East Caley Drive, Suite 102
Centennial, CO 80016
303.475.8852

flowh

OFFERING STATEMENT

33,334 Class "B" Common Shares Non-Voting at $0.30 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**33,334**	**$10,000**	**$8,100**
Maximum Amount	**800,000**	**$240,000**	**$217,400**

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than **April 30**. (120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: **www.flowh.com**

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) The issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) The issuer liquidates or dissolves its business in accordance with state law.

FLOWH, INC.

COMMON STOCK PURCHASE AGREEMENT

Investor Name: _____

This Agreement is made and entered into by and between Flowh, Inc., a Colorado corporation (the "Company") and the undersigned purchaser of the Company's common stock (the "Investor"), effective as of the date of execution of this Agreement on behalf of the Company by a Company officer on the signature page hereof (the "Company Execution Date"). The Company and Investor agree as follows:

1.   Sale and Purchase of Shares. Subject to the terms and conditions of this Agreement, the Investor agrees to purchase from the Company, and the Company agrees to sell to the Investor, _____ (_____) shares of Class B common stock of the Company (the "Shares"), at a purchase price of ___ cents (_____) per share, which represents an aggregate purchase price of _____ dollars ($_____). In connection with the execution of this Agreement, the Investor has delivered to the Company or its Intermediary a check or electronic transfer in the amount of the aggregate Purchase Price, receipt of which is hereby acknowledged by the Company. The Investor agrees and acknowledges that the initial sale and transfer of the Shares will be effective as of the Company Execution Date, and that this Agreement will not be effective unless and until the Company accepts this Agreement as evidenced by execution of the signature page of this Agreement on behalf of the Company by a Company officer. "Shares" are defined as the purchased Shares and all securities received in replacement of or in connection with the Shares pursuant to stock dividends or splits, all securities received in replacement of the Shares in a recapitalization, merger, reorganization, exchange or the like, and all new, substituted or additional securities or other properties to which Purchaser is entitled by reason of Purchaser's ownership of the Shares.

2.   Representations and Warranties of the Company. The Company hereby represents and warrants to Investor as follows:

(a)   <u>Authorization</u>. All corporate action on the part of the Company and its officers, directors and shareholders, necessary for the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, and for the authorization, issuance and delivery of the Shares being sold hereunder, has been taken or will be taken, and this Agreement constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

(b)   <u>Other Agreements</u>. The execution, delivery and performance of this Agreement will not cause the Company to be in violation of or in default under any applicable laws, the articles or bylaws of the Company, or any material document, agreement or instrument to which the Company is a party or by which its assets may be bound.

3.   Representations and Warranties of Investor. Investor hereby represents and warrants as follows:

(a)   <u>Authorization</u>. Investor has full power and authority duly to execute, deliver and perform this Agreement and to own the Shares for Investor's own benefit; Investor is a resident of the state of residency set forth below Investor's signature at the end of this Agreement; all acts and conditions required by law to authorize the execution, delivery and performance by Investor of this Agreement and the transactions contemplated herein have been duly performed and satisfied; and this Agreement constitutes a valid and legally binding obligation of Investor, enforceable against Investor in accordance with its terms.

(b)   <u>Ability to Bear Risk</u>. The Investor is in a financial position to hold the Shares and is able to bear the economic risk and withstand a complete loss of Investor's investment in the Shares.

(c)   <u>Purchase for Own Account</u>. This Agreement is made with Investor in reliance upon Investor's representation to the Company, which, by Investor's execution of this Agreement, Investor hereby confirms that the Shares are being acquired for investment for Investor's own account, and that Investor does not have any present intention of selling, granting any participation in, or otherwise distributing the Shares to any third party.

(d)   <u>High Degree of Risk</u>. The Investor recognizes that the Shares as an investment involve an extremely high degree of risk. The Investor has read and is familiar with the *Risk Factors* stated in the Intermediary documentation, and the Investor is aware that the Company is a early stage enterprise with nominal operating history. There can be no assurance that the Company will be able to meet its projected goals. The Company may need significant additional capital to be successful, which capital may or may not be readily available or available only upon terms that are substantially dilutive to the Investor.

(e)   <u>Suitability</u>. The investment in the Shares is suitable for the Investor based upon his/her/its investment objectives and financial needs, and the Investor has adequate net worth and means for providing for his/her/its current financial needs and contingencies and has no need for liquidity of investment with respect to the Shares.

(f)   <u>Professional Advice</u>. The Investor has obtained, to the extent Investor deems necessary, Investor's own professional advice with respect to the risks inherent in the investment in the Shares, and the suitability of the investment in the Shares in light of Investor's financial condition and investment needs.

(g)   <u>Disclosure of Information</u>. Investor has been furnished with or has had access to such information as a sophisticated investor would customarily require to evaluate the merits and risks of the proposed investment together with such additional information as Investor considers necessary to verify the accuracy of the information supplied. Investor further represents that Investor has had an opportunity to ask such questions of the Company's officers, employees and representatives as Investor has deemed necessary or desirable. Investor further represents and acknowledges that Investor has been solely responsible for Investor's own (i) due diligence investigation of the Company, its management and its business, (ii) analysis of the merits and risks of this investment, and (iii) analysis of the terms of the investment, and that in taking any action or performing any role relative to the arranging of the proposed investment, Investor has acted solely in Investor's own interest.

(h)   <u>Investment Experience for Accredited Investor Status</u>. Investor is an "accredited investor" as that term is defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended (the "Act"). Investor is a sophisticated investor, can bear the economic risk of investment for an indefinite period of time, and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment in the Shares. If other than an individual, the Investor also represents Investor has not been organized for the purpose of acquiring the Shares.

(i)   <u>Non-accredited Investor Status</u>. A non-accredited investor is anyone who does not meet the requirements of an accredited investor, as defined by paragraph 3(i). This includes any investor whose net worth is less than $1 million and has an income under $200,000 individually (or $300,000 with a spouse). The non-accredited investor represents that he or she meets the investment limits:

1) Individuals with annual income or net worth below $100,000, can invest up to the greater of $2,000 or the lesser of 5% of income or net worth.

2) Individuals whose income or net worth is more than $100,000, may invest up to 10% of income or net worth (whichever is less), up to $100,000.

(j)   Restrictions on Transfer; Legends.   Investor is aware that the Shares and the interests therein are not being registered under the Act and any applicable state securities laws in reliance upon exemptions from registration. The Shares cannot be sold, transferred or otherwise disposed of by the Investor without an effective registration statement or applicable exemption from registration. It is understood that the Shares may bear legends reflecting such restrictions and any other legend required by the laws of any other applicable jurisdiction.

(k)   Exemption Reliance.   The Investor has been advised that the Shares are not being registered under the Act or the applicable state securities laws but are being offered and sold pursuant to exemptions from such laws and that the Company's reliance upon such exemptions is predicated in part on the Investor's representations contained herein. If other than an individual, the Investor represents that it has not been organized for the purpose of investing in the Shares.

(l)   Market and Financial Projections.   Investor acknowledges the Company's Private Placement Memorandum, a copy of which has been furnished to Investor, contains numerous express and implied projections, all of which are based upon certain assumptions made by the Company. Investor further acknowledges such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances are likely to occur. Although the Company believes that the assumptions are reasonable and well founded, Investor understands that any statement as to the likelihood of success or profitability of the Company are opinion only, and the realization of any projection is subject to many factors beyond the control of the Company. Investor further acknowledges the projections do not constitute representations as to future operations, and no assurances can be given to the reliability of the assumptions on which they are based, or that projected results will be achieved. These projections have not been reviewed or approved by the company's auditors or counsel. Investor confirms Investor has had an opportunity to (i) independently analyze projections and assumptions that Investor considers important to Investor's investment decision, and (ii) consult with Investor's own accountants, attorneys and/or investment advisors regarding such projections and assumptions.

4.   **Disposition Prohibited.**   Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Investor will not dispose of any of his, her or its Shares except as permitted by this Agreement, and any such attempted disposition will be void and will not be recognized or registered upon the books of the Company. The term "dispose" includes, but is not limited to, the acts of selling, assigning, transferring, pledging, encumbering, giving away, devising, and any other form of conveying, including conveyances caused by marital separation, divorce, receivership, or bankruptcy, whether voluntary or involuntary or by operation of law.

5.   **Right of First Refusal.**

(a)   Restriction.   Before any Shares held by the Investor or any transferee of the Investor (either being sometimes referred to as the "Holder") may be sold or otherwise disposed of (as defined above but excluding transfers described in and governed by Section 6), the Company or its assignee(s) will have a right of first refusal to purchase the Shares on the terms and conditions set forth in this Section 5 (the "Right of First Refusal").

(b)   Notice of Proposed Transfer. The Holder of the Shares will deliver to the Company a written notice (the "Notice") stating: (a) the Holder's bona fide intention to sell or otherwise transfer such Shares, (b) the name and address of any proposed purchaser or other transferee ("Proposed Transferee"), (c) the number of Shares to be transferred, and (d) the terms and conditions of any proposed sale or transfer, including the proposed purchase price for the Shares to be transferred (the "Offered Price").

(c)   Exercise of Right of First Refusal. At any time within thirty (30) days after receipt of the Notice, the Company and/or its assignee(s) may, by giving written notice to the Holder, elect to purchase all or any portion of the Shares proposed to be transferred to any one or more of the Proposed Transferees, at the purchase price determined in accordance with paragraph 5(d) below.

(d)   Purchase Price. The purchase price ("Purchase Price") for the Shares purchased by the Company or its assignee(s) under this Section 5 will be the Offered Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration will be determined by the Board of Directors of the Company in good faith.

(e)   Payment. Payment of the Purchase Price will be made, at the option of the Company or its assignee(s), in cash (by check), by cancellation of all or a portion of any outstanding indebtedness of the Holder to the Company (or, in the case of repurchase by an assignee, to the assignee), or by any combination thereof within thirty (30) days after receipt of the Notice or in the manner and at the times set forth in the Notice.

(f)   Holder's Right to Transfer. If any of the Shares proposed in the Notice to be transferred to a given Proposed Transferee are not purchased by the Company and/or its assignee(s) as provided in this Section 5, then the Holder may sell or otherwise transfer such Shares to that Proposed Transferee at the Offered Price or at a higher price, provided that such sale or other transfer is consummated within sixty (60) days after the date of the Notice and provided further that any such sale or other transfer is effected in accordance with any applicable securities laws and the Proposed Transferee and any spouse meets the Investor status of paragraph 2(i), acknowledging that the provisions of this Agreement will continue to apply to the Shares in the hands of such Proposed Transferee (an "Endorsement"). If the Shares are not transferred to the Proposed Transferee within such period, or if the Holder proposes to change the price or other terms to make them more favorable to the Proposed Transferee, a new Notice will be given to the Company, and the Company and/or its assignees will again be offered the Right of First Refusal before any Shares held by the Holder may be sold or otherwise transferred.

(g)   Exception for Certain Family Transfers. Notwithstanding anything to the contrary in this Section 5, the transfer of any or all of the Shares during the Investor's lifetime or on the Investor's death by will or intestacy to the Investor's Immediate Family or a trust for the benefit of the Investor's Immediate Family will be exempt from the provisions of this Section 5. "Immediate Family" as used herein will mean the Investor's spouse (except in the case of divorce), father, mother, brother, sister or children or an entity in which all beneficial ownership interests are held by the Investor, any of the aforementioned persons or any other such entity. In such case, the transferee or other recipient will receive and hold the Shares so transferred subject to the provisions of this Agreement, will execute an Endorsement and will not transfer such Shares further except in accordance with the terms of this Agreement.

6.   **Involuntary Transfer.**

(a)   Company's Right to Purchase Upon Involuntary Transfer. In the event, at any time after the date of this Agreement, of any transfer by operation of law or other involuntary transfer (including death, divorce, legal separation or bankruptcy, but excluding a transfer to Immediate Family as set forth in paragraph 5(g) above) of all or a portion of the Shares by the Holder, the Company or its assignee(s) will have an option to purchase all of the Shares transferred at the greater of the purchase price paid by the Holder for such Shares or

the Fair Market Value (as defined below) of the Shares on the date of transfer. The Holder or the Holder's executor will promptly notify the Secretary of the Company in writing of such involuntary transfer. The right to purchase such Shares will be provided to the Company or its assignee(s) for a period of thirty (30) days following receipt by the Company of such written notice. In the event that the proposed transfer is required by the order, judgment or decision of a court, arbitrator or other third party, the Holder or the Holder's executor will notify such court, arbitrator or other third party of the Company's rights under this paragraph.

(b)   Price for Involuntary Transfer. For purposes of this Agreement, the "Fair Market Value" of the Shares will be defined as the value of the Shares as determined by the Board of Directors of the Company, which value reflects the then-current value of the Shares in terms of present earnings and future prospects of the Company. The Company will notify the Holder or the Holder's executor of the Fair Market Value within thirty (30) days after receipt by it of written notice of the proposed transfer of Shares. However, if the Holder or the Holder's executor does not agree with the valuation as determined by the Board of Directors of the Company, the Holder or the Holder's executor will be entitled to have the valuation determined by an independent appraiser to be mutually agreed upon by the Company and the Holder or the Holder's executor and whose fees will be borne equally by the Company and the Holder or the Holder's estate.

7.   Indemnification. The Investor shall indemnify, hold harmless and defend the Company and its affiliates and agents with respect to any and all loss, damage, expense, claim, action or liability, any of which may incur as a result of the breach or untruth of any of the representations and warranties set forth in this Agreement. If the Company or anyone acting on its behalf discovers any breach or untruth of any such representations and warranties, the Company may, at its option, rescind the sale of any Shares to the Investor.

8.   Assignment of Company Rights. The rights of the Company to purchase any part of the Shares may be assigned in whole or in part to any shareholder or shareholders of the Company or other persons or organizations.

9.   Restrictions Binding on Transferees. All transferees of Shares or any interest therein will receive and hold such Shares or interest subject to the provisions of this Agreement. Any sale or transfer of the Shares will be void unless the provisions of this Agreement are met.

10.   Termination of Rights. This Agreement will terminate upon the closing of the first sale of Common Stock of the Company to the general public (an "Initial Public Offering") under a registration statement declared effective under the Act, or any successor statute. Upon termination of this Agreement, a new certificate or certificates representing the Shares will be issued, on request, without the second paragraph of the legend required by paragraph 11(a) and delivered to the Investor.

11.   Restrictive Legends and Stop-Transfer Orders.

(a)   Restrictive Legend. The Secretary of the Company may endorse all certificates representing Shares owned by the Investor and all certificates representing Shares issued or transferred after this Agreement is entered into with a legend substantially in the following form, the terms of which are agreed upon by the Investor:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE LAW, AND NO INTEREST MAY BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE TRANSFERRED UNLESS (A) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS COVERING ANY SUCH TRANSACTION INVOLVING SAID SECURITIES, (B) THIS CORPORATION RECEIVES AN OPINION OF LEGAL COUNSEL

FOR THE HOLDER OF THESE SECURITIES SATISFACTORY TO THIS CORPORATION STATING THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION, OR (C) THIS CORPORATION OTHERWISE SATISFIES ITSELF THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION.

THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE SHAREHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

(b)   <u>Stop Transfer Order; No Transfer in Violation of Agreement</u>. The Investor agrees that, in order to ensure compliance with this Agreement's restrictions, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records. The Company will not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares will have been so transferred.

12.   Miscellaneous

(a)   <u>Specific Enforcement; Severability</u>. Investor expressly agrees that the Company and the other shareholders will be irreparably damaged if this Agreement is not specifically enforced. Upon a breach or threatened breach of the terms, covenants and/or conditions of this Agreement by the Investor, the Company will, in addition to all other remedies, be entitled to a temporary or permanent injunction, without showing any actual damage, and/or a decree for specific performance, in accordance with the provisions of this Agreement. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable, such determination will not affect the validity or enforceability of any other part of this Agreement.

(b)   <u>Notices</u>. Notices given pursuant to this Agreement will be deemed duly given on the date of personal delivery, on the date sent by fax or three days after mailing if mailed by certified or registered mail, return receipt requested, postage prepaid, to the party at its address on the signature page below or such other address of which the addressee may subsequently notify the other parties in writing.

(c)   <u>Expenses</u>. Except as specifically provided to the contrary, each party will pay his, her or its own expenses incurred in connection with this Agreement or any transactions contemplated by this Agreement.

(d)   <u>Governing Law</u>. This Agreement and the rights and obligations of the parties will be governed by and construed in accordance with the laws of the state of Colorado applicable to the construction and enforcement of contracts wholly executed and performed in Colorado.

(e)   <u>Amendments; Waivers</u>. Neither this Agreement nor any provision may be amended except by written agreement signed by the parties. No waiver of any breach or default will be considered valid unless in writing, and no such waiver will be deemed a waiver of any subsequent breach or default.

(f)   <u>Entire Agreement</u>. This Agreement is the entire agreement of the parties regarding its subject matter and supersedes all prior written or oral communications or agreements.

THE INVESTOR HAS BEEN ADVISED, PRIOR TO INVESTOR'S PURCHASE OF THE SHARES, THAT NEITHER THE OFFERING OF THE SHARES NOR ANY OFFERING MATERIALS HAVE BEEN REVIEWED BY ANY ADMINISTRATOR UNDER THE ACT, THE COLORADO STATE SECURITIES ACT OR ANY OTHER APPLICABLE SECURITIES

ACT (THE "ACTS") AND THAT NONE OF THE SECURITIES HAVE BEEN REGISTERED UNDER ANY OF THE ACTS AND THEREFORE CANNOT BE RESOLD UNLESS THEY ARE REGISTERED UNDER THE ACTS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

THE INVESTOR MUST RELY ON INVESTOR'S OWN EXAMINATION OF THE COMPANY, AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT DECISION ON THE SECURITIES. THE COMPANY'S OFFERING DOCUMENTS, OFFERING MATERIALS AND ANY STATEMENTS MADE TO INVESTORS, ALL WITH RESPECT TO THE BUSINESS OF THE COMPANY, ITS MANAGEMENT OR ITS FINANCIAL CONDITION, HAVE NOT BEEN REVIEWED OR PASSED UPON BY THE COMPANY'S COUNSEL, ACCOUNTANTS OR OTHER INDEPENDENT PARTIES. THE COMPANY HAS NOT RECEIVED ANY INDEPENDENT VALUATION OF THE SECURITIES OR THE ASSISTANCE OF ITS COUNSEL IN THE DISCLOSURE PROCESS. THE COMPANY HAS SPECIFICALLY REQUESTED ITS COUNSEL NOT TO UNDERTAKE ANY ROLE IN THE DISCLOSURE PROCESS. CONSEQUENTLY, THE COMPANY'S COUNSEL SHOULD NOT BE LOOKED TO FOR ANY ASSURANCE THAT THERE HAVE NOT BEEN MATERIAL OMISSIONS OR MISSTATEMENTS IN THE OFFER AND SALE OF THESE SECURITIES. THE INVESTOR, TO THE EXTENT PERMITTED BY APPLICABLE LAW, AGREES NOT TO MAKE ANY CLAIM OR BRING ANY ACTION AND WAIVES AND RELEASES ANY AND ALL CLAIMS AGAINST THE COMPANY OR ITS COUNSEL RELATED TO ANY DISCLOSURE OR LACK THEREOF. THE PROJECTIONS FURNISHED BY THE COMPANY TO THE INVESTOR HAVE BEEN PREPARED BY THE COMPANY WITHOUT ASSISTANCE OF ADVISORS, REPRESENT ONLY THE GOOD FAITH ESTIMATE BY THE COMPANY OF FUTURE FINANCIAL PERFORMANCE AND SHOULD NOT BE CONSIDERED AS FACTS OR CERTAINTIES.

Flowh, Inc.

	Investor
Signature	**Signature**
Eric H. Darst	
Printed Name	**Printed Name**
CEO	
Title	**SSN / FEIN**
19814 East Caley Drive, Suite 102	
Centennial, Colorado 80016	
Attn: Corporate Secretary	
	Address
Date	**Date**

FLOWH, INC.

COMMON STOCK PURCHASE AGREEMENT

<u>CONSENT OF SPOUSE</u>

      I, _____, spouse of _____, have read and approve the foregoing Class B Common Stock Purchase Agreement (the "Agreement"). In consideration of the terms and conditions as set forth in the Agreement, I hereby appoint my spouse as my attorney-in-fact with respect to the amendment of or the exercise of any rights under the Agreement and agree to be bound by the provisions of the Agreement insofar as I may have any rights in the Agreement or any Shares issued pursuant thereto under the community property laws of the state of Colorado or similar laws relating to marital property in effect in the state of our residence as of the date of the Agreement. I have been informed of my right to obtain independent legal counsel concerning this Agreement and the rights and obligations provided for in this Agreement, and by execution of this Agreement acknowledge having either obtained such independent counsel or having waived the same.

_____

Signature of Spouse

_____

Printed Name

_____

Date

<u>NOTARIZATION</u>

State of   )

) ss.

County of   )

On the _____ day of _____, _____, before me personally appeared _____, known to me to be the individual(s) described in and who acknowledged the foregoing instrument and swore and acknowledged that (he) (she) (they) executed the same as (his) (her) (their) free act and deed.

[NOTARIAL SEAL]

_____

Notary Public

My commission expires: _____ **EXHIBIT A**

FLOWH, INC

COMMON STOCK PURCHASE AGREEMENT

<u>**ENDORSEMENT**</u>

       The undersigned, a Shareholder of Flowh, Inc. (the "Company"), and his or her spouse hereby agree to the terms and conditions of the Common Stock Purchase Agreement dated as of _____, 20___, originally entered into by and among the Company and the other party listed on the signature page, acknowledge receipt of a copy of such Agreement and agree to be bound as an Investor and shareholder.

_____
Signature of Shareholder / Investor

_____
Signature of Spouse

_____
Printed Name

_____
Printed Name

_____
Date

_____
Date

FLOWH, INC.

NONDISCLOSURE AGREEMENT AND RECEIPT

The undersigned prospective investor (hereinafter "Investor") hereby acknowledges that the information contained herein, as well as any other information about Flowh, Inc. (the "Company") or its business made available by the Company or its representatives or agents (collectively "Investor Information") is proprietary and confidential.

In accepting Investor Information, the Investor agrees not to discuss with or disclose to any party such information, with the exception of the Investor's legal, accounting or other advisors (collectively "Representatives") who need to know about the Company for purposes of discussing and consulting with the Investor about the proposed offering of the Company's common stock. The Investor further agrees not to use, either directly or indirectly, any of the Business Plan or the Investor Information for personal gain or remuneration, except in connection with making a decision regarding the purchase of the Company stock. In the event the Investor chooses to review the Business Plan or Investor Information with a Representative, such Representatives shall be bound by a similar obligation of confidentiality.

The following information shall not be subject to the above nondisclosure requirements: any information which (i) at the time of disclosure or thereafter is generally available to and known by the public (other than as a result of a disclosure directly or indirectly by Investor or the Representatives), (ii) was made available to the Investor or Representatives from a source other than the Company (provided that such source is not and was not bound by a confidentiality agreement with the Company or had any other duty of confidentiality to the Company or otherwise), or (iii) has been independently acquired or developed by the Investor or Representatives without violating any of such Investor's or Representatives' obligations under the first paragraph of this Agreement.

If the Investor decides not to invest, the Investor and the Representatives promptly will return to the possession of the Company all such information provided by the Company in the possession of the Investor or any of the Representatives, and the Investor and the Representatives will destroy all copies of any analyses, compilations, studies or other documents prepared by or for the Investor which contain or reflect any Investor information.

Additionally, the Investor acknowledges that failure to abide by the terms of this Agreement could cause the Company to suffer irreparable injury, that pecuniary compensation may not afford the Company adequate relief, and, therefore, that the Company will be entitled to an injunction restraining the Investor from engaging in any activity prohibited herein as well as to the right to pursue any other remedies available, including recovery of damages.

(Signature on following page)

Received and Agreed:

INVESTOR:

_____

Signature

_____

Printed Name

_____

Date

_____

_____

_____

Address